Filed by: Marathon Oil Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Form S-4 No. 333-280448

Subject Company: Marathon Oil Corporation

Commission File No.: 001-05153

The following was made available to Marathon Oil Corporation (“Marathon Oil”) employees on August 8, 2024:

Note: The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies and programs will control. Nothing contained herein should be construed to constitute legal or tax advice. As situations vary, you should discuss your retirement decisions with your own tax/financial advisor. For purposes of these questions, we have assumed the planned acquisition of MRO by ConocoPhillips will close in 2024, subject to receipt of required shareholder and regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed. Marathon Oil (and its successors) reserves the right to amend, change or terminate any of its compensation and benefit plans, programs or policies at any time and in its discretion.

Frequently Asked Questions – Round 3

Dear MRO Team,

This third publication of FAQs (Round 3 FAQs) addresses questions that employees of Marathon Oil have asked. If you are a Marathon Oil employee and have submitted a question, and it is not yet addressed in these Round 3 FAQs, we continue to ask for your patience. Many questions continue to be received, compiled and reviewed. We continue to work to answer those questions that we can as quickly as we can.

If you have any additional questions or need further clarification, US employees, please use the AskHR ticketing system, and EG employees, please contact your local HR in EG.

The information below is summary information only, and the terms and conditions of all applicable plan documents, agreements, policies and programs will control. For purposes of these questions, we have assumed the pending acquisition will close in the 4th Quarter of 2024, subject to shareholder and regulatory approvals and satisfaction or waiver of other closing conditions, but the fact and timing of the closing of the transaction is not guaranteed.

Please note: Marathon Oil contractor questions are not addressed in our employees’ FAQs. Any inquiries contractors have must be directed to and addressed by their employer.

Benefit and Compensation Protections under the Agreement Between ConocoPhillips and MRO

1.

If I have incurred health care costs that have counted toward Marathon Oil’s medical, prescription drug, and/or dental (collectively, health) coverage deductibles and annual out-of-pocket limits for a plan year, and I continue in employment after closing of the transaction, will I get credit under the health plans of ConocoPhillips for those incurred costs if my Marathon Oil health coverage is replaced with health coverage under a ConocoPhillips plan during the plan year?

ConocoPhillips has agreed in the merger agreement to take commercially reasonable efforts for the plan year in which closing occurs to give credit toward the deductibles, coinsurance and annual out-of-pocket limits under its health plans for health care expenses incurred and paid under Marathon Oil’s health coverage prior to closing that have counted for the same plan year toward the deductibles, coinsurance and annual out-of-pocket limits under the applicable Marathon Oil health coverage.

Severance Benefits under the Marathon Oil Company Change in Control Severance Benefits Plan

2.

Is accredited service or relevant industry experience used in the severance calculation under the Marathon Oil Company Change in Control Severance Benefits Plan (Change in Control Severance Benefits Plan or Plan)?

Service used in the severance calculation under the Plan is based on an eligible employee’s accredited service with Marathon Oil or an affiliate, which is calculated from the employee’s “Accredited Service Date” with Marathon Oil or an affiliate, as determined under the Marathon Oil Company Employee Service Plan (Employee Service Plan). Service used in the severance calculation under the Plan is not based on relevant industry experience. Employees can find their “Accredited Service Dates” in Marathon Oil’s Employee Central in “Employment Details” under “Employment Information.” Please also see Q&A 3 of these FAQs.

Note that casual employees are not eligible to accrue accredited service under the Employee Service Plan. However, because certain casual employees (excluding interns and college learners) are eligible under the Change in Control Severance Benefits Plan, their accredited service and “Accredited Service Dates” for purposes of the Plan severance calculation will also be based on the methodology set out in the Employee Service Plan as though they were eligible under the Employee Service Plan.

3.	What is the difference between accredited service as determined under the Employee Service Plan and relevant industry experience?

Accredited service is based on years of service with Marathon Oil and does not include service with prior employers that are not related to Marathon Oil, except for certain entities for which Marathon Oil provided prior service credit recognition in connection with merger and acquisition activity. Relevant industry experience recognizes your service with certain other employers who are unrelated to Marathon Oil.

Service for purposes of the severance calculation under the Change in Control Severance Benefits Plan is based on accredited service with Marathon Oil, as further described in Q&A 2 of these FAQs.

4.	Will I continue to accrue accredited service after the transaction closes for purposes of the Plan if I continue in employment post-close?

Yes, you will continue to accrue accredited service after the closing date of the transaction for purposes of the Plan severance calculation while you are employed by Marathon Oil Corporation, Marathon Oil Company, or any of their wholly owned U.S. subsidiaries or any of their Affiliates.1

[1]	Certain terms capitalized and not defined in this Section of the FAQs have the meanings set out in the Marathon Oil Company Change in Control Severance Benefits Plan.

5.	Do I have to receive an affirmative offer of employment from ConocoPhillips to remain employed post-close?

No. You do not have to receive an affirmative offer of employment from ConocoPhillips for your employment to continue with the same employing entity post-close. Upon closing, your Marathon employing entity will become a subsidiary of ConocoPhillips. More information on the staffing process will be provided later.

6.

Can you provide more details on the two-year eligibility to voluntarily terminate due to Good Reason under the Plan? For example, if I continue employment with ConocoPhillips after the closing, but then after 15 months they ask me to relocate to another state and I decline to do so, am I eligible for severance under the Plan?

You do not lose eligibility under the Plan simply by continuing employment with ConocoPhillips or one of its subsidiaries after the closing. If you are eligible to participate in the Plan and a Good Reason trigger occurs during the two years following the closing of the transaction, then you may voluntarily terminate your employment with Good Reason and become eligible for severance under the Plan terms if: (a) you have complied with all of the related notice and timing requirements set out in the Plan; (b) you continue to fulfill the duties of your employment through your intended date of separation from service that must be specified in your required written notice to ConocoPhillips; (c) you timely sign, return and do not revoke the waiver and release agreement required by the Plan; and (d) ConocoPhillips does not timely remedy or cure the event giving rise to Good Reason. We encourage you to read the details in the Plan and the Plan related Q&As in the Round 2 FAQs.

Requiring an employee to be based at a work location in excess of 50 miles from the location where an employee was based immediately prior to the closing of the transaction, without an employee’s express written consent, is a Good Reason trigger under the Plan’s Good Reason definition. Please note that the trigger is based on mileage and not location within a specific state.

7.

If my employment is involuntarily terminated not for cause within two years after closing of the transaction, and I otherwise meet the eligibility requirements of the Change in Control Severance Benefits Plan, am I precluded from eligibility for severance benefits under the Change in Control Severance Benefits Plan just because I also meet the definition of a “Retired Member” under the Retirement Plan of Marathon Oil Company (Retirement Plan) or just because I am also eligible for pre-65 retiree health and welfare benefits under the Marathon Oil Company Retiree Health and Welfare Plan (Retiree H&W Plan)?

No, you are not precluded from eligibility just because of those circumstances. Please see the Change in Control Severance Benefits Plan for more details on eligibility requirements.

8.

If I receive severance benefits under the Change in Control Severance Benefits Plan, am I also eligible for unemployment benefits under any applicable state unemployment laws? If I am eligible to receive unemployment benefits under applicable state unemployment laws, will my severance payment under the Change in Control Severance Benefits Plan be reduced by those unemployment benefits?

We are unable to advise employees regarding eligibility for unemployment benefits under any applicable state unemployment laws, and those eligibility requirements differ from state to state.

Per the terms of the Change in Control Severance Benefits Plan, payments under the Plan will not be reduced because of any unemployment benefits that an employee may be eligible to receive under applicable federal or state unemployment laws.

9.	Will Marathon Oil Company Thrift Plan (Thrift Plan) employee contributions be deducted from the payment of severance benefits under the Change in Control Severance Benefits Plan?

No. Severance benefits under the Change in Control Severance Benefits Plan are not eligible pay for purposes of the Thrift Plan.

10.

Will Marathon Oil have benefits open enrollment for 2025? If so, will the elections that I make during benefits open enrollment for 2025 govern the COBRA Benefit payment calculation under the Change in Control Severance Benefits Plan if I have a qualifying termination under the Change in Control Severance Benefits Plan within two years after closing of the transaction?

Marathon Oil intends to proceed with 2025 benefits open enrollment during late October 2024 to early or mid-November 2024, consistent with Marathon Oil’s typical timing for benefits open enrollment.

As described in Q&A 17 of the Round 2 FAQs, in the event of a qualifying termination under the Change in Control Severance Benefits Plan, the COBRA Benefit payment under the Change in Control Severance Benefits Plan is based on the monthly COBRA Rates in effect at an eligible employee’s separation from service date for the level of medical, prescription drug, dental and/or vision (collectively, health) coverage in which the employee participated immediately prior to his or her separation from service date.

For example, if the transaction closes in late Q4 2024, you have a qualifying termination in 2025, and you are otherwise eligible for severance benefits under the Plan, then your 2025 benefit elections made during 2025 benefits open enrollment will be the basis for the COBRA Benefit payment calculation, assuming there have been no subsequent changes to those elections (such as, in connection with a qualifying mid-year life event).

However, if the transaction closes in late Q4 2024, you have a qualifying termination in 2024 after closing, and you are otherwise eligible for severance benefits under the Plan, then your 2024 benefit elections that are in effect immediately prior to your separation from service date will be the basis for the COBRA Benefit payment calculation.

Other Compensation and Benefit Questions

11.	I have questions about ConocoPhillips compensation, benefits, wellness and/or leave plans and programs. Where and when can I receive more information about these?

ConocoPhillips has information on many of these topics at hr.conocophillips.com. Regarding compensation, ConocoPhillips offers competitive, performance-based compensation packages. More information will be provided by ConocoPhillips at a later date.

As has been discussed in other FAQs, ConocoPhillips has agreed to certain benefit and compensation protections in the merger agreement and is also subject to post-closing severance benefit obligations, including those provided for in the Change in Control Severance Benefits Plan.

12.

If I have received relocation benefits under Marathon Oil’s U.S. Domestic Relocation Assistance Plan or International Relocation Assistance Plan and my employment is involuntarily terminated not for cause after closing of the transaction, will I have to repay the relocation benefits?

No, if your employment is involuntarily terminated not for cause after closing of the transaction, you will not be required to repay relocation benefits received under these plans.

13.

If I have received tuition aid under the Marathon Oil Company Educational Reimbursement Plan and my employment is involuntarily terminated not for cause after closing of the transaction, will I have to repay the tuition aid?

No, if your employment is involuntarily terminated not for cause after closing of the transaction, you will not be required to repay your tuition aid.

14.	If my employment is involuntarily terminated after the closing of the transaction, does that mean I cannot be considered a Retired Member[2] under the Retirement Plan?

No, you are not precluded from being considered a Retired Member under the Retirement Plan just because your employment is involuntarily terminated.

[2]	Certain terms capitalized and not defined in this Section of the FAQs have the meanings set out in the Retirement Plan of Marathon Oil Company.

15.	Can the lump sum distribution option under the Retirement Plan legally be removed from the plan as an available distribution option post-close?

The existing lump sum distribution option for your accrued Retirement Plan benefit cannot be removed from the Retirement Plan as an available distribution option. Additional information about the Lump Sum Payment option can be found on page 12 of the Retirement Plan Summary Plan Description.

Note: Due to potential tax implications, you should consult with a tax or financial advisor if you have any questions about the implications of withdrawals from the Retirement Plan.

16.

If my employment is involuntarily terminated after closing of the transaction, am I precluded from eligibility for pre-65 retiree health and life insurance benefits (Pre-65 Retiree H&W Benefits) under the Retiree H&W Plan if I meet the eligibility requirements and those benefits are still offered at the time of my termination of employment?

No, you are not precluded from eligibility for those benefits just because your employment is involuntarily terminated.

Please do keep in mind that, per the terms of the Retiree H&W Plan, you must enroll in pre-65 retiree medical/prescription drug, dental and vision coverage under the Retiree H&W Plan within 31 days of the date of your termination of employment. If you do not timely enroll yourself and any eligible dependents within 31 days from the date of your employment termination, neither you, nor any of your dependents, will be eligible to enroll at any point in the future.

17.	If I meet the definition of a Retired Member under the Retirement Plan, does that mean I am also automatically eligible for Pre-65 Retiree H&W Benefits under the Retiree H&W Plan?

No, it does not. The eligibility provisions for Pre-65 Retiree H&W Benefits are not the same as and do not tie to the definition of Retired Member under the Retirement Plan. For example, the service requirement for Pre-65 Retiree H&W Benefits is based on accredited service under the Employee Service Plan. The service requirement to be a Retired Member under the Retirement Plan is based on Vesting Service as defined in the Retirement Plan. Also, the age-related requirements for eligibility for the Pre-65 Retiree H&W Benefits are based on actual age without any enhancement. In addition, employees hired after December 31, 2016 are not eligible for Pre-65 Retiree H&W Benefits.

18.

If I have a termination of employment and am eligible for and elect COBRA continuation coverage for any of my health coverage under the Marathon Oil Company Health and Welfare Plan (H&W Plan) or under a subsequent ConocoPhillips plan, do I have to start over with my deductibles and out-of-pocket maximum accruals for the plan year in which COBRA coverage begins?

No, you do not because COBRA coverage is an extension of the health coverage that you had while in employment.

19.

If I have a termination of employment and am eligible for and elect COBRA continuation coverage for any of my health coverage under the H&W Plan, what happens to my COBRA coverage if the H&W Plan is terminated post-close prior to the end of my COBRA coverage period (which is generally 18 months in connection with a termination of employment that results in loss of health coverage)?

If Marathon Oil’s group health plans are terminated while you are on COBRA or in a COBRA eligibility period, COBRA continuation coverage for former Marathon Oil employees and their qualifying dependents will be provided through ConocoPhillips group health plans for similarly situated active employees.

20.

Suppose that I have a termination of employment and am eligible to elect COBRA continuation coverage for any of my health coverage under the H&W Plan with a COBRA coverage period of 18 months and am also eligible to elect Pre-65 Retiree H&W Benefits under the Retiree H&W Plan. If I elect coverage under the Pre-65 Retiree H&W Benefits instead of COBRA coverage, will I be re-eligible to elect COBRA coverage if the Retiree H&W Plan is terminated one year after my termination of employment and before the end of the 18-month COBRA coverage period?

By choosing Pre-65 Retiree H&W Benefits under the Retiree H&W Plan, you waive the right to COBRA. You may revoke this waiver, but you may only do so within the election period for COBRA. This means that, assuming you have been timely issued your COBRA election notice, you only have 60 days after your termination of employment to revoke the waiver of COBRA coverage and would not later be re-eligible to elect COBRA under the H&W Plan solely because the Retiree H&W Plan is terminated.

21.	I have a vested benefit under the Marathon Oil Company Excess Benefit Plan (Excess Plan). Can my vested Excess Plan benefit be taken away from me?

You have a legal right to any vested benefit that you have accrued under the Excess Plan. Excess Plan benefits are paid from the general assets of the employer and remain subject to claims of creditors of the employer, such as in the event of bankruptcy consistent with the current plan terms.

Forward-Looking Statements

This report includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the expected resolution of the NOVs, the anticipated effect of the consent decree on our business and operations, our estimates regarding the costs of mitigation projects and the timing thereof, the scheduled completion of injunctive requirements and the total cost associated with the injunctive relief as well as statements regarding the proposed business combination transaction between ConocoPhillips (“ConocoPhillips”) and Marathon Oil Corporation (“Marathon Oil”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of Marathon Oil’s or ConocoPhillips’ operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, Marathon Oil or ConocoPhillips expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond Marathon Oil’s or ConocoPhillips’ control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: ConocoPhillips’ ability to successfully integrate Marathon Oil’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that Marathon Oil or ConocoPhillips will be unable to retain and hire key personnel and maintain relationships with their suppliers and customers; the risk associated with Marathon Oil’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of Marathon Oil’s or ConocoPhillips’ common stock; risks that the proposed transaction disrupts current plans and operations of Marathon Oil or ConocoPhillips and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting Marathon Oil’s or ConocoPhillips’ businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”), including, among others, conditions in the oil and gas industry, including supply/demand levels for crude oil and condensate, NGLs and natural gas and the resulting impact on price; changes in expected reserve or production levels; capital available for exploration and development; liabilities or corrective actions resulting from litigation, other proceedings and investigations or alleged violations of law or permits; drilling and operating risks; availability of drilling rigs, materials and labor, including the costs associated therewith; difficulty in obtaining necessary approvals and permits; the availability, cost, terms and timing of issuance or execution of, competition for, and challenges to, mineral licenses and leases and governmental and other permits and rights-of-way, and our ability to retain mineral licenses and leases; the impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment; changes in safety, health, environmental, tax and other regulations, requirements or initiatives.

The Registration Statement and definitive proxy statement/prospectus that was filed with the SEC on July 29, 2024, and is available at https://www.sec.gov/Archives/edgar/data/1163165/000110465924083174/tm2416360-8_424b3.htm describes additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement and definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marathon Oil’s and ConocoPhillips’ respective periodic reports and other filings with the SEC, including the risk factors contained in Marathon Oil’s and ConocoPhillips’ most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither Marathon Oil nor ConocoPhillips undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips has filed with the SEC the Registration Statement, which included the definitive proxy statement/prospectus for the solicitation of proxies in connection with the Marathon Oil special meeting of stockholders, to be held on August 29, 2024, to vote upon, among other things, matters necessary to complete the Merger. The SEC declared the Registration Statement effective on July 26, 2024, and Marathon Oil filed a definitive proxy statement/prospectus on July 29, 2024. Marathon Oil commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about July 29, 2024. Each of ConocoPhillips and Marathon Oil may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the definitive proxy statement/prospectus or Registration Statement or any other document that ConocoPhillips or Marathon Oil has filed or may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Marathon Oil. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Marathon Oil and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Marathon Oil will be available free of charge on Marathon Oil’s website at https://ir.marathonoil.com/ or by contacting Marathon Oil at 713-629-6600.

Participants in the Solicitation

ConocoPhillips, Marathon Oil and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips is set forth in (i) ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation”, “Item 1: Election of Directors and Director Biographies” (including “Related Party Transactions” and “Director Compensation”), “Compensation Discussion and Analysis”, “Executive Compensation Tables” and “Stock Ownership”, which was filed with the SEC on April 1, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000130817924000384/cop4258041-def14a.htm, (ii) ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 15, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1163165/000116316524000010/cop-20231231.htm and (iii) to the extent holdings of ConocoPhillips securities by its directors or executive officers have changed since the amounts set forth in ConocoPhillips’ proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0001163165&entityName=CONOCOPHILLIPS%2520(COP)%2520(CIK%25200001163165)).

Information about the directors and executive officers of Marathon Oil is set forth in (i) Marathon Oil’s proxy statement for its 2024 annual meeting of stockholders under the headings “Proposal 1: Election of Directors”, “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, “Compensation Discussion and Analysis”, “Executive Compensation” and “Transactions with Related Persons”, which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000082/mro-20240405.htm, (ii) Marathon Oil’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on February 22, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101778/000010177824000023/mro-20231231.htm, (iii) the definitive proxy statement/prospectus, including under the headings “Interests of Marathon Oil Directors and Executive Officers in the Merger”, “Treatment of Marathon Oil Equity Awards”, “Marathon Oil Corporation Officer Change in Control Severance Benefits Plan”, “2024 Annual Cash Bonus”, “Retention Program”, “Other Compensation Matters”, “Merger-Related Compensation”, “Potential Employment Arrangements with ConocoPhillips”,

“Indemnification and Insurance”, and “Share Ownership of Certain Beneficial Owners and Management/Directors of Marathon Oil,” which was filed by Marathon Oil with the SEC on July 29, 2024 and is available at https://www.sec.gov/Archives/edgar/data/101778/000110465924083181/tm2419062-1_defm14a.htm and (iv) to the extent holdings of Marathon Oil securities by its directors or executive officers have changed since the amounts set forth in the definitive proxy statement/prospectus, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form-cat2&ciks=0000101778&entityName=MARATHON%2520OIL%2520CORP%2520(MRO)%2520(CIK%25200000101778)).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Registration Statement and definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of the documents filed with the SEC by ConocoPhillips and Marathon Oil are available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by ConocoPhillips are available free of charge on ConocoPhillips’ website at www.conocophillips.com/ and those filed by Marathon Oil are available free of charge on Marathon Oil’s website at https://ir.marathonoil.com/.